Exhibit 99.1

Stock Exchange Announcement

Notice convening the annual general meeting of Cadeler A/S

Copenhagen, March 24, 2026: The Board of Directors hereby convenes the annual general meeting of Cadeler A/S (the “Company” or “Cadeler”) to be held on Tuesday, 21 April 2026 at 13:00 (CEST).

Agenda for the annual general meeting

1.	The general meeting’s election of the chair of the general meeting

2.	The Board of Directors’ report on the Company’s activities in the past financial year

3.	Presentation and adoption of the Annual Report for 2025

4.	Distribution of profits or covering of losses according to the annual report adopted

5.	Presentation and adoption of the annual remuneration report for 2025

6.	Resolution to grant discharge of liability to the Board of Directors and the Executive Management

7.	Approval of remuneration of the Board of Directors for the current financial year

8.	Election of members to the Board of Directors, including Chairman and Vice Chairman

a.	Re-election of Colette Cohen, Ditlev Wedell-Wedellsborg and Thomas Thune Andersen as members of the Board of Directors, each for a period of two years

b.	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

c.	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

9.	Election of members to the Nomination Committee

10.	Appointment of auditor

11.	Authorisation to acquire treasury shares

12.	Proposals from the Board of Directors or shareholders

a.	Proposal to replace the current authorisation in Article 3.1 of the Articles of Association to increase the Company’s share capital without pre-emptive rights at market price

b.	Proposal to replace the current authorisation in Article 3.2 of the Articles of Association to increase the Company’s share capital with pre-emptive rights at a price, which may be below market price

c.	Proposal to extend the current authorisation in Article 3.3 of the Articles of Association to increase the Company’s share capital without pre-emptive rights at a price, which may be below market price, in connection with an issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year

d.	Proposal to replace the combined maximum authorisation in Article 3.5 of the Articles of Association

e.	Proposal to amend the current general meeting venue in Article 4.1 of the Articles of Association due to new region naming

13.	Any other business

Attached is the Notice convening the annual general meeting containing the agenda, the complete proposals and the applicable deadlines as well as Appendix 1: Description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates.

Please see the attached file or visit the Company’s website: https://ir.cadeler.com/.

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For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com.

Notice convening the annual general meeting of Cadeler A/S

The Board of Directors hereby convenes the annual general meeting of Cadeler A/S, company registration (CVR) no. 31 18 05 03 (“Cadeler” or the “Company”), to be held on

Tuesday, 21 April 2026 at 13:00 (CEST)

at the offices of Gorrissen Federspiel,

Axel Towers, Axeltorv 2, 1609 Copenhagen V, Denmark.

Agenda

1.	The general meeting’s election of the chair of the general meeting

2.	The Board of Directors’ report on the Company’s activities in the past financial year

3.	Presentation and adoption of the Annual Report for 2025

4.	Distribution of profits or covering of losses according to the annual report adopted

5.	Presentation and adoption of the annual remuneration report for 2025

6.	Resolution to grant discharge of liability to the Board of Directors and the Executive Management

7.	Approval of remuneration of the Board of Directors for the current financial year

8.	Election of members to the Board of Directors, including Chairman and Vice Chairman

a.	Re-election of Colette Cohen, Ditlev Wedell-Wedellsborg and Thomas Thune Andersen, each for a period of two years

b.	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

c.	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

9.	Election of members to the Nomination Committee

10.	Appointment of auditor

11.	Authorisation to acquire treasury shares

12.	Proposals from the Board of Directors or shareholders

a.	Proposal to replace the current authorisation in Article 3.1 of the Articles of Association to increase the Company’s share capital without pre-emptive rights at market price

b.	Proposal to replace the current authorisation in Article 3.2 of the Articles of Association to increase the Company’s share capital with pre-emptive rights at a price, which may be below market price

c.	Proposal to extend the current authorisation in Article 3.3 of the Articles of Association to increase the Company’s share capital without pre-emptive rights at a price, which may be below market price, in connection with an issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year

d.	Proposal to replace the combined maximum authorisation in Article 3.5 of the Articles of Association

e.	Proposal to amend the current general meeting venue in Article 4.1 of the Articles of Association due to new region naming

13.	Any other business

***

Agenda with complete proposals

Item 1 – The general meeting’s election of the chair of the general meeting

The Board of Directors proposes that the general meeting elects attorney-at-law Chantal Pernille Patel Simonsen as chair of the annual general meeting.

Item 2 – The Board of Directors’ report on the Company’s activities in the past financial year

The Board of Directors proposes that the annual general meeting takes note of the Board of Directors’ report on the Company’s activities in 2025.

Item 3 – Presentation and adoption of Annual Report for 2025

The Board of Directors proposes that the annual general meeting adopts the Company’s Annual Report for 2025.

The Annual Report for 2025 has been made available on the Company’s website since 24 March 2026.

Item 4 – Distribution of profits or covering of losses according to the annual report adopted

The Board of Directors proposes that no dividend is paid to shareholders for the financial year ended 31 December 2025, and that the net profit of EUR 280.2 million related to the financial year ended 31 December 2025 is carried forward.

Item 5 – Presentation and adoption of the annual remuneration report for 2025

The Company has prepared a remuneration report for 2025, which is presented to the annual general meeting for an advisory vote in accordance with the requirements of section 139 b of the Danish Companies Act.

The remuneration report for 2025 has been made available on the Company’s website since 24 March 2026.

Item 6 – Resolution to grant discharge of liability to the Board of Directors and the Executive Management

The Board of Directors proposes that the annual general meeting grants discharge of liability to members of the Board of Directors and the Executive Management for liability towards the Company in relation to the approved Annual Report for 2025.

Item 7 – Approval of remuneration of the Board of Directors for the current financial year

Based on a recommendation from the Nomination Committee in accordance with section 8.1 of the Articles of Association, the Board of Directors proposes that the remuneration levels are maintained at the same levels as in 2025 and therefore that the annual general meeting approves the following remuneration levels for the members of the Board of Directors as well as the Audit Committee, the Remuneration Committee and the Nomination Committee, respectively, for the financial year 2026:

Position	Fee (USD)
Members of the Board of Directors – Base fee	90,000
The Chair of the Board of Directors (in addition to the base fee)	90,000
The Vice Chair of the Board of Directors (in addition to the base fee)	45,000
Chair of the Audit Committee (in addition to the base fee)	20,000
Ordinary members of the Audit Committee (in addition to the base fee)	10,000
All members, including the Chair, of the Remuneration Committee (in addition to the base fee)	10,000
All members, including the Chair, of the Nomination Committee	2,500

It is expected that the Chair of the Board, Andreas Sohmen-Pao, if re-elected as Chair of the Board pursuant to Item 8.b, will waive his board fee and that the Vice Chair of the Board, Emanuele Lauro, if re-elected as Vice Chair of the Board pursuant to item 8.c, will waive his board fee in accordance with prior years’ practice.

In addition to the fees stated above, the Company may cover social duties and other taxes imposed on board members by foreign authorities in relation to the board fee received. Further, the Company may reimburse reasonable expenses incurred in connection with participation in board meetings, e.g. travel and accommodation expenses.

Item 8 – Election of members to the Board of Directors, including Chairman and Vice Chairman

Item 8.a – Re-election of Colette Cohen, Ditlev Wedell-Wedellsborg and Thomas Thune Andersen as members of the Board of Directors, each for a period of two years

Colette Cohen and Ditlev Wedell-Wedellsborg were elected as members of the Board of Directors at the Company’s annual general meeting in 2024. Thomas Thune Andersen was elected at the Company’s extraordinary general meeting in February 2024 for an initial term expiring upon the Company’s annual general meeting in 2026. Accordingly, these three members of the Board of Directors are up for re-election at this year’s annual general meeting.

Andreas Sohmen-Pao, Andrea Abt, Emanuele Lauro and Jim Nish were elected at the Company’s annual general meeting in 2025, each for a two year term. Accordingly, these four members of the Board of Directors are not up for re-election until next year’s annual general meeting.

The Nomination Committee proposes that Colette Cohen, Ditlev Wedell-Wedellsborg and Thomas Thune Andersen be re-elected as members of the Board of Directors for a period of two years, to serve until the Company’s annual general meeting in 2028.

Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information on other management positions held by the nominated candidates.

Item 8.b – Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year

The Nomination Committee proposes that Andreas Sohmen-Pao be re-elected as Chairman of the Board of Directors for a period of one year until the Company’s annual general meeting in 2027.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 8.c – Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year

The Nomination Committee proposes that Emanuele Lauro be re-elected as Vice Chairman of the Board of Directors for a period of one year until the Company’s annual general meeting in 2027.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

Item 9 – Election of members to the Nomination Committee

Bjarte Bøe was elected as member of the Nomination Committee at the annual general meeting in 2024 for a period of two years and is accordingly up for re-election at this year’s annual general meeting.

Elaine Yew Wen Suen was elected as member and Chair of the Nomination Committee at the Company’s annual general meeting in 2025, to serve for a two year term, and is accordingly not up for re-election until next year’s annual general meeting.

The Nomination Committee proposes that Bjarte Bøe be re-elected as member of the Nomination Committee for a period of two years, to serve until the Company’s annual general meeting in 2028.

Please see Appendix 1 for a description of the nominated candidate’s qualifications, including information on other management positions held by the nominated candidate.

No proposal has been made for any other candidates to the Nomination Committee.

Item 10 – Appointment of auditor

In accordance with the Audit Committee’s recommendation, the Board of Directors proposes re-election of EY Godkendt Revisionspartnerselskab, CVR no. 30 70 02 28, as the Company’s auditor in respect of statutory financial and sustainability reporting. The Audit Committee’s recommendation has not been influenced by third parties, nor has it been subject to any contractual obligation restricting the annual general meeting’s choice of certain auditors or audit firms.

Item 11 – Authorisation to acquire treasury shares

The Board of Directors proposes to authorise the Board of Directors to acquire treasury shares in the period until 20 April 2030, on one or more occasions, with a total nominal value of up to 10% of the share capital of the Company, for so long as the Company’s holding of treasury shares after such acquisition does not exceed 10% of the Company’s share capital. The consideration paid for the acquisition of treasury shares may not deviate more than 10% from the official price quoted on Euronext Oslo Børs or the New York Stock Exchange at the date of the agreement or acquisition.

Item 12 – Proposals from the Board of Directors or shareholders

Item 12.a – Proposal to replace the current authorisation in Article 3.1 of the Articles of Association to increase the Company’s share capital without pre-emptive rights at market price

The current authorisation in Article 3.1 of the Articles of Association expires on 22 April 2027. To provide flexibility to execute on the Company’s growth strategy to acquire additional vessels and/or potential M&A acquisitions, the Board of Directors proposes that the current authorisation in Article 3.1 to increase the Company’s share capital by up to nominally DKK 70,185,000 without pre-emptive rights for the existing shareholders at market price be replaced with a new authorisation of up to nominally DKK 70,185,000 equal to approximately 20% of the current share capital without pre-emptive rights for existing shareholders at market price and that the authorisation expire on 22 April 2028.

The current Article 3.1 of the Articles of Association will be replaced by the following:

In Danish: “Bestyrelsen er i perioden indtil 22. april 2028 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen skal ske til minimum markedskurs og kan ske ved kontant betaling, konvertering af gæld eller ved apportindskud.”

In English: ”The Board is, until 22 April 2028, authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 70,185,000. The capital increase shall take place at or above market price and may be effected by cash payment, conversion of debt or by contribution of assets other than cash.”

Item 12.b – Proposal to replace the current authorisation in Article 3.2 of the Articles of Association to increase the Company’s share capital with pre-emptive rights at a price, which may be below market price

The current authorisation in Article 3.2 of the Articles of Association expires on 22 April 2027. For the same reasons as set out in item 12.a, the Board of Directors proposes that the current authorisation in Article 3.2 to increase the Company’s share capital by up to nominally DKK 70,185,000 with pre-emptive rights for the existing shareholders at or below market price be replaced with a new authorisation of up to 70,185,000 equal to approximately 20% of the current share capital with pre-emptive rights for the existing shareholders at or below market price and that the authorisation expire on 22 April 2028.

The current Article 3.2 of the Articles of Association will be replaced by the following:

In Danish: “Bestyrelsen er i perioden indtil den 22. april 2028 bemyndiget til med fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 70.185.000. Forhøjelsen kan ske ved kontant betaling og tegningskursen fastsættes af bestyrelsen og kan være lavere end markedskursen.”

In English: ”The Board is, until 22 April 2028, authorised to increase the share capital of the Company in one or more issues of new shares with pre-emption rights for the Company’s existing shareholders by up to a nominal amount up to DKK 70,185,000. The capital increase shall take place by cash payment at a subscription price to be determined by the Board of Directors, which may be below market price.”

Item 12.c – Proposal to extend the current authorisation in Article 3.3 of the Articles of Association to increase the Company’s share capital without pre-emptive rights, which may be below market price, in connection with an issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year

The current authorisation in Article 3.3 of the Articles of Association, which was partially exercised in June 2024, expires on 30 September 2026. To provide flexibility to execute on the Company’s short-term and/or long-term share-based incentives, the Board of Directors proposes that the current authorisation be extended by one year to expire on 30 September 2027.

The current Article 3.3 of the Articles of Association will be amended to read as follows:

In Danish: “Bestyrelsen er i perioden indtil den 30. september 2027 bemyndiget til uden fortegningsret for selskabets eksisterende aktionærer at forhøje selskabets aktiekapital ad én eller flere gange med i alt op til nominelt kr. 5.000.000 i forbindelse med udstedelse af nye aktier til medlemmer af bestyrelsen, direktionen og/eller medarbejdere i selskabet og/eller i dets datterselskaber. De nye aktier udstedes mod kontant betaling til en tegningskurs, der fastsættes af bestyrelsen, og som kan være lavere end markedskursen.”

In English: “The Board is, until 30 September 2027, authorised to increase the share capital of the Company in one or more issues without pre-emption rights for the Company’s existing shareholders by up to a nominal amount of DKK 5,000,000 in connection with issue of new shares to members of the Board, Executive Management and/or employees of the Company and/or of the Company’s subsidiaries. The capital increase shall be effected by cash payment at a subscription price to be determined by the Board, which may be below market price.”

Item 12.d – Proposal to replace the combined maximum authorisation in Article 3.5 of the Articles of Association

As a consequence of the proposals under item 12.a and item 12.b to replace the current authorisations to increase the Company’s share capital in Articles 3.1 and 3.2 of the Company’s Articles of Association, the Board of Directors proposes that the current Article 3.5 of the Articles of Association limiting the combined maximum authorisation to increase the Company’s share capital under current Articles 3.1 and 3.2 of the Company’s Articles of Association likewise be replaced with a new corresponding combined maximum of nominally DKK 70,185,000 equal to approximately 20% of the current share capital.

The current Article 3.5 of the Articles of Association will be replaced by the following:

In Danish: “Forhøjelser af selskabets aktiekapital, som bestyrelsen er bemyndiget til at foretage under vedtægternes punkt 3.1 og 3.2, må ikke samlet overstige nominelt kr. 70.185.000.”

In English: “The capital increases that the Board of Directors are authorised to carry out pursuant to Articles 3.1 and 3.2 may not exceed a nominal amount of DKK 70,185,000.”

Item 12.e – Proposal to amend the current general meeting venue in Article 4.1 of the Articles of Association due to new region naming

According to the current Article 4.1 of the Articles of Association, general meetings shall be held in the Capital Region of Denmark. This region will be combined into a new region, the Region of Eastern Denmark, effective from 1 January 2027. The Board of Directors consequently proposes to amend Article 4.1 of the Articles of Association to allow general meetings of the Company to be held in the Greater Copenhagen Area.

The current Article 4.1 of the Articles of Association will be amended to read as follows:

In Danish: “Selskabets generalforsamling afholdes i Storkøbenhavn.”

In English: “General Meetings of the Company shall be held in the Greater Copenhagen Area.”

-oOo-

Adoption requirements

Adoption of the proposals under agenda items 12.a, 12.b, 12.c, 12.d and 12.e require at least 2/3 of the votes and of the share capital represented at the general meeting. The remaining proposals on the agenda may be adopted by a simple majority of votes. The Remuneration Report under item 5 is subject to an advisory vote only.

Share capital and voting rights

As at the date hereof, the Company’s share capital amounts to nominally DKK 350,957,583 divided into 350,957,583 shares of DKK 1 each. Each share of DKK 1 is entitled to one vote.

The right of a shareholder to attend a general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholding and voting rights are calculated on the basis of entries in the shareholders’ register and any notice of ownership received by the Company for the purpose of registration in the shareholders’ register.

The record date is Tuesday, 14 April 2026.

Furthermore, attendance is subject to the shareholder having registered his/her participation by obtaining an admission card as described below.

How to obtain an admission card

Shareholders, who are entitled to attend the annual general meeting and wish to attend the annual general meeting, must order an admission card no later than on Friday, 17 April 2026 at 12:00 (CEST).

An admission card may be ordered as follows:

•	by completing, signing and returning the registration form (which may be downloaded from the Company’s website, https://ir.cadeler.com/, by email to vote@dnb.no or by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder or his/her proxy holder may attend the general meeting together with an advisor, provided that notification of the advisor’s participation has been timely provided.

A confirmation of registration will be sent by email to the email address provided by the shareholder upon registration of participation. Confirmation of the registration must be presented at the annual general meeting.

How to submit a proxy

Shareholders that have ordered an admission card may attend the annual general meeting in person or by proxy. The proxy form (which is the same form used for voting by correspondence) is available on the Company’s website, https://ir.cadeler.com/.

Proxy forms must be received by DNB Bank ASA, Registrar’s Department no later than Friday, 17 April 2026 at 12:00 (CEST).

A proxy may be granted as follows:

•	by completing, signing and returning a proxy form (which may be downloaded from the Company’s website, https://ir.cadeler.com/) by email to vote@dnb.no, or

•	by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

A shareholder can either vote by proxy or correspondence, but not both. The right to attend and vote by proxy must be evidenced by proper identification. To the extent proper identification of the shareholder is not presented, attendance and/or voting may be denied.

How to vote by correspondence (postal voting)

Shareholders who are entitled to participate in the annual general meeting are also entitled to vote by correspondence. The voting form (which is the same form used for granting a proxy) is available on the Company’s website, https://ir.cadeler.com/.

Written votes must be received by DNB Bank ASA, Registrar’s Department no later than Friday, 17 April 2026 at 12:00 (CEST).

A written vote may be submitted as follows:

•	by completing, signing and returning a vote by correspondence form (which may be downloaded from the Company’s website, https://ir.cadeler.com/) by email to vote@dnb.no, or

•	by regular mail to DNB Bank ASA, Registrar’s Department, P.O. Box 1600 Sentrum, 0021 Oslo, Norway.

Additional information

Until and including the date of the general meeting, the following additional information will be available on the Company’s website, https://ir.cadeler.com/:

•	Notice of the general meeting, including the agenda and the complete proposals.

•	Any other documents to be presented at the general meeting.

•	Other documents for the use of the annual general meeting, including the proxy/voting by correspondence form and the registration form.

•	The total number of shares and voting rights on the date of the notice.

Information concerning matters in relation to personal data protection is available on the Company’s website, and reference is made to the Company’s Policy on personal data and cookies and Information on matters in relation to personal data protection.

On the day of the annual general meeting, the doors and registration of participation will open at 12:30 (CEST).

Questions from the shareholders

Shareholders may ask questions to the Board of Directors and the Executive Management at the annual general meeting. Prior to the general meeting, shareholders may submit questions concerning the agenda or the documents to be considered at the general meeting in writing to the Company by email to investorrelations@cadeler.com or by post to Investor Relations, Cadeler A/S, Kalvebod Brygge 43, 1560 Copenhagen V, Denmark.

Language

The general meeting will be conducted in English in accordance with Article 4.8 of the Company’s Articles of Association.

Personal data

The Company processes personal information about its shareholders as part of the administration of the Company’s register of shareholders and other communications. The following information is processed: Name, address, contact information, share account number, shareholding and participation in events. You can read more about how the Company processes personal information in the Company’s information sheet on data protection in connection with general meetings, which is available on the Company’s website, https://ir.cadeler.com/.

Copenhagen, 24 March 2026

Cadeler A/S

The Board of Directors

Appendix 1

Candidates for the Board of Directors

	Proposed re-elected as Chairman	Proposed re-elected as Vice Chairman

	Andreas Sohmen-Pao Chairman of the Board Born 1971, Austrian Elected for the first time in 2021	Emanuele Lauro Vice Chairman of the Board Born 1978, Italian Elected for the first time in 2024
Indenpendency assessment	Non-independent	Non-independent
Board commitees	▪ Chair of the Remuneration Committee	▪ N/A
Other appointments and board positions

▪   BW Group Ltd., executive chairman

▪   BW Offshore Ltd., chairman

▪   BW Energy Ltd., chairman

▪   BW LPG Ltd., chairman

▪   BW Epic Kosan Ltd., chairman

▪   Hafnia Ltd., chairman

▪   Global Centre for Maritime Decarbonisation, chairman

▪   Lloyd’s Register Foundation, trustee

▪  Scorpio Tankers Inc., chairman and chief executive officer

▪  Scorpio Holdings Limited, chief executive officer and director

▪  Moxie Corp., board member and chief executive officer

▪  Monaco Chamber of Shipping, vice president

▪  Member of the London Advisory Board, Fordham University, New York, USA

Special qualifications

▪  Mr. Sohmen-Pao has held several leadership and board positions in listed companies and has extensive experience in the global shipping and offshore industry

▪  Honours degree in Oriental Studies from Oxford University and an MBA from Harvard Business School

▪  Mr. Lauro is the founder of Scorpio Tankers Inc., which became a leading ship manager of more than 250 vessels in the international markets, and has experience with founding and developing several ventures, including e.g. Scorpio Logistics. In 2013, Mr. Lauro founded Scorpio Bulkers Inc., which in February 2021 was renamed Eneti Inc. and was subsequently combined with Cadeler A/S

▪  Mr. Lauro has a degree in international business from the European Business School, London

	Proposed re-elected as member	Proposed re-elected as member	Proposed re-elected as member

	Ditlev Wedell-Wedellsborg Board member Born 1961, Danish Elected for the first time in 2020	Colette Cohen Board member Born 1968, Irish & British Elected for the first time in 2024	Thomas Thune Andersen Board member Born 1955, Danish Elected for the first time in 2024
Indenpendency assessment	Independent	Independent	Independent
Board commitees	▪ Member of the Remuneration Committee	▪ N/A	▪ N/A
Other appointments and board positions

▪  Weco Invest A/S, member of the board and CEO

▪  Weco Travel CEE and associated companies, chair

▪  Travel House and associated companies, chair

▪  Vind A/S, chair

▪  Wessel & Vett Foundation, chair

▪  Donau Agro Invest P/S, board member

▪  Damptech A/S and associated companies, board member

▪  AeroGuest ApS, board member

▪  Aquitas, advisor

▪  Niki Invest, manager

▪ BlueNord, board member ▪ DeepOcean Group, board member ▪ Technip Energies, board member ▪ Forth Ports, board member

▪  Lloyd’s Register Group, chair

▪  Lloyd’s Register Foundation, chair

▪  IMI plc., senior independent director

▪  BW Group Ltd, non-executive director

▪  Lambert Energy, non-executive director

▪  Danish Committee on Corporate Governance, member

Special qualifications	▪ Extensive experience in the shipping industry and has held various senior management and board positions in this and other industries

▪  Ms. Cohen has extensive executive experience, with a particular focus on the energy transition, and has held various board positions in both public and private companies

▪  Masteres Specialises en Intelligence Economique et Management de Projects Complexes awarded by CERAM, France, International Project Management Association Certified Senior Project Manager, and BSc (Honours) Pure & Applied Chemistry from Queen’s University Belfast

▪  Mr. Andersen has extensive international experience from various leadership positisions including at A. P. Moller Maersk and other non-executive directorships in both listed and privately held companies within energy, manufacturing, marine and related critical infrastructure, over the past years with a special focus on the energy transition

Candidates for the Nomination Committee

Proposed re-elected as member

Bjarte Bøe Member of the Nomination Committee Born 1957 Elected for the first time in 2021
Indenpendency assessment	Independent
Board commitees	▪ Nomination Committee
Other appointments and board positions

▪  Hermitage Offshore, director

▪  Seadrill Ltd., board member

▪  Agera Venture, board member

▪  CMB, board member

▪  BW Offshore Limited, member of the nomination committee

▪  BW LPG Limited, member of the nomination committee

▪  BW Energy Limited, member of the nomination committtee

▪  Hafnia Limited, member of the nomination committee

▪  SEB Venture Capital, chair of the investment committee

Special qualifications	▪ Over thirty years of experience in the finance industry, including Head of Shipping and Offshore Finance at SEB and Global Head of Investment Banking at SEB Stockholm